August 8, 2005

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C. 20549

Re:	MidCarolina Financial Corporation – Form 10-KSB for Fiscal Year Ended

December 31, 2004, filed March 30, 2005; Form 10-QSB for Fiscal Quarter

Ended March 31, 2005, filed May 13, 2005

Dear Ms. Collins:

We have considered your letter of July 25th with respect to the above filings. Our responses are as follows:

Management’s Discussion and Analysis of Financial Condition and Plan of Operation Liquidity, page 14.

1. The Certificates of Deposit Account Registry Service (“CDARS”) is offered by Promontory Interfinancial Network, LLC of Arlington, Virginia. Promontory was founded in 2002 and is headed by Eugene A. Ludwig, the Comptroller of the Currency (the federal regulator of national banks) from 1993 to 1998. Its Board of Directors includes Alan S. Blinder, former Vice Chair of the Federal Reserve Board; Mark P. Jacobson, former Chief of Staff of the FDIC; Warren B. Rudman, former member of the United States Senate; Frank G. Zarb, former CEO and Chair of the NASD and NASDAQ; and, Kenneth B. Duberstein, former Chief of Staff to President Reagan. William Isaac, former Chair of the FDIC, chairs Promontory’s Advisory Board.

The CDARS program has been endorsed by the American Bankers Association. In its February 10, 2003 press release, the ABA, stated that “our members have consistently told us that they need a long-term solution to attract the new deposits necessary to fund lending and investment activities in their communities . . . CDARS is such a solution. Now smaller banks have the opportunity to promote a new, secure deposit choice that allows customers to keep their savings in a local institution. This is good for the banking industry and our economy.”

Ms. Kathleen Collins

August 3, 2005

CDARS is a deposit placement program. It is not a deposit brokerage program. An example of how it works follows. Ms. Jones has $500,000 in savings. She is risk averse and desires the safety of bank deposits. She deposits these dollars into MidCarolina Bank, a CDARS member. The Bank divides the $500,000 into six blocks of less than $100,000 (the per account limit of FDIC insurance). It places five of those blocks with other bank members of CDARS through a secure internet matching system operated by Promontory. As a result, MidCarolina retains one block of Ms. Jones’ funds for FDIC insurance purposes and receives “credit” for FDIC insurance purposes for five blocks of funds in the same amount and having the same maturity terms from the other member banks. Bank of New York serves as the sub-custodian and sub-recordkeeper of all of the funds in order to meet applicable insurance regulations of the FDIC. Ms. Jones receives statements from MidCarolina Bank listing all banks where her deposits are on account. The result is that Mrs. Jones’ funds are fully insured by the FDIC as each member bank is “credited” with less than the $100,000 per account FDIC insurance limit. The program allows MidCarolina Bank to retain its customer relationship with Ms. Jones, provide a valuable service to her, and, in essence, to retain her full $500,000 on deposit. These funds are available for local lending and investment in the communities MidCarolina Bank serves.

Ms. Jones’ funds are recorded by MidCarolina Bank as a deposit of $500,000 for financial reporting purposes. The funds are, in fact, at MidCarolina Bank. For FDIC deposit account insurance purposes, through the CDARS placement process and by reason of “book entry” type recordkeeping by Bank of New York as sub-custodian and sub-recordkeeper, Mrs. Jones’ funds are deemed held by MidCarolina Bank (one block) and five other banks (one block each). Funds of depositors at these other five banks are deemed to be held by MidCarolina Bank for FDIC insurance purposes. As a result, the $500,000 deposit recorded by MidCarolina Bank accurately reflects the financial and deposit insurance position of MidCarolina Bank.

The CDARS program is the subject of an FDIC Staff Advisory Opinion (FDIC-03-03, July 29, 2003) in which the FDIC Staff concluded that the “deposits placed in the CDARS system would be insured on a pass-through basis under the FDIC’s rules on the insurance coverage of agency or custodial accounts.” See www.fdic.gov/regulations/laws/rules/4000-1200.html.

Promontory currently reports more than 900 banks are participants in the CDARS program. A listing of these member banks is available at www.cdars.com.

Report of Independent Registered Public Accounting Firm, page 41.

2. The Corporation will file an amended Form 10-KSB including a signed report of its independent public accounting firm. A copy of the properly executed signature page of the audited financial statements as of December 31, 2004 and 2003 is included as attachment 1.

Ms. Kathleen Collins

August 3, 2005

Consolidated Statements of Cash Flows, page 46.

3. Considering and utilizing all components required by SFAS 104, the Corporation has historically presented the “(increase) decrease in loans held for sale” on a net basis in our cash flow from operations in the Consolidated Statements of Cash Flows. Going forward, we will present the cash flow statement detailing cash flows from mortgages held for sale in three line items:“(gain) loss on loans held for sale; origination of loans held for sale; and proceeds from sale of loans held for sale. An example of our proposed Consolidated Statements of Cash Flows is included for your consideration as attachment 2.

The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and the Form 10-QSB and in their amended forms; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB or the Form 10-QSB or their amended forms; and, that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Randolph J. Cary
Randolph J. Cary
Chief Executive Officer

cc:  Robert A. Singer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

MidCarolina Financial Corporation

We have audited the accompanying consolidated statements of financial condition of MidCarolina Financial Corporation and subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidCarolina Financial Corporation and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

March 9, 2005

MidCarolina Financial Corporation

STATEMENTS OF CASH FLOWS

Six Months Ended XXXXXX, 200X
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,055
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	29
Provision for loan losses	638
(Gain) loss on sale of investment securities available for sale	(1)
(Gain) loss on sale of loans held for sale	(741)
Origination of loans held for sale	(39,334)
Proceeds from sale of loans held for sale	41,737
Investment in life insurance	(126)
Loss on disposal of foreclosed assets	—
(Increase) decrease in loans held for sale
Changes in assets and liabilities:
(Increase) decrease in other assets	(1,143)
Increase (decrease) in accrued expenses and other liabilities	383

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	2,497

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities available for sale	(21,855)
Maturities and calls on investment securities available for sale	—
Principal paydowns on investment securities available for sale	2,242
Sales of investment securities available for sale	9,572
Net increase in loans from originations and principal repayments	(40,475)
Purchase of FHLB stock	328
Purchase of premises and equipment	(177)
Proceeds from sale of foreclosed assets	232

NET CASH USED BY INVESTING ACTIVITIES	(50,133)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	56,878
Net increase in FHLB advances	(10,500)
Proceeds from trust preferred securities	—
Purchase of fractional shares	(6)
NET CASH PROVIDED BY FINANCING ACTIVITIES	46,372

NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,264)

CASH AND CASH EQUIVALENTS, BEGINNING	10,093

CASH AND CASH EQUIVALENTS, ENDING	$8,829

8,829